May 6, 2019

VIA COURIER AND EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Pennant Group, Inc.

Registration Statement on Form 10

Filed May 6, 2019

CIK No. 0001766400

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, The Pennant Group, Inc., a Delaware corporation (the “Company” or “Pennant”), has filed with the Securities and Exchange Commission (the “Commission”), on the date hereof the above-captioned Registration Statement on Form 10 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis on February 12, 2019 (the “Draft Registration Statement”), as amended by Amendment No. 1 to the Draft Registration Statement, confidentially submitted on April 2, 2019.

The Company has made certain revisions to the Draft Registration Statement in response to the comment letter, dated April 11, 2019, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Draft Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form 10/A filed April 2, 2019

Risk Factors

Our amended and restated certificate of incorporation will designate . . . , page 64

1.

We note your response to prior comment 2. Please clarify whether you intend the choice of forum provision to impose any limitations upon claims arising under the Securities Act. To the extent you intend the provision to require claims brought under the Securities Act to be resolved in the federal district courts, include such disclosure in a separate risk factor and address any questions of enforceability.

Response: The Company respectfully advises the Staff that the choice of forum provision to be included in its amended and restated certificate of incorporation, to be effective upon completion of the spin-off, will not apply to claims asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and has revised its disclosure to so clarify. The Company has revised the disclosures on pages 64 and 161 of the Registration Statement to read as follows:

“Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with our company or our company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (a) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (c) arising under the federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”), as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. If any action the subject matter of which is within the scope the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company or its directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

“Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) arising under the federal securities laws, including the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Although we believe this provision benefits Pennant by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. Furthermore, the enforceability of choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.”

Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Cost Allocation, page F-8

2.

Refer to the disclosure of equity-based incentive plans on page F-8. Please expand the disclosure to specifically address how costs related to Ensign Subsidiaries’ employees that participate in the Subsidiary Equity Plan are determined. Please disclose the methodology used to determine the value of subsidiary equity underlying the stock incentives for these subsidiaries, if equity in these subsidiaries was issued rather than equity of Ensign. Please also expand Note (2) to the Unaudited Pro Forma Combined Financial Statements to describe how any subsidiary equity issued under the Subsidiary Equity Plan will be exchanged for Ensign or Pennant equity.

Response: The Company respectfully advises the Staff that the share-based compensation expense related to the Subsidiary Equity Plan is determined based on the grant date fair value of the subsidiary equity award. Historically, these awards have been granted once a year and the fair value is determined by an independent valuation of the subsidiary shares. The valuation determination incorporated a discounted cash flow analysis combined with a market-based approach to determine the fair value of the subsidiary equity.

The Company uses the Black-Scholes option-pricing model to calculate the value of stock-based compensation for share-based payments under the Subsidiary Equity Plan, that included developing estimates based on historical data and market information. The expected option term is calculated by the average of the contractual term of the options and the weighted average vesting period for all options. Share-based compensation expense related to stock-options granted under the Subsidiary Equity Plan was $43, $28 and $8 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company granted 3.3 million shares of restricted awards during the year ended December 31, 2016. The fair value of these restricted awards was based on an independent valuation of the subsidiary shares. The Company did not grant any additional restricted awards subsequent to the year ended December 31, 2016. Share-based compensation expense related to restricted awards granted under the Subsidiary Equity Plan was $1,335, $1,335 and $1,316 for the years ended December 31, 2018, 2017 and 2016, respectively.

All share-based compensation related to the Subsidiary Equity Plan was recognized in the Combined Financial Statements as the awards were granted to employees that are specifically identifiable to the Company.

The Company anticipates the equity awards granted under the Subsidiary Equity Plan will be exchanged for shares of common stock of Pennant as part of the recapitalization of its equity. As of the distribution date, non-controlling shareholders net investment in subsidiaries of Pennant will be eliminated. These shareholders will receive a distribution of shares of Pennant’s new common stock based on a conversion ratio established by a third-party valuation.

The Company has revised the disclosure on pages 85, F-8 and F-31 of the Registration Statement as follows:

Unaudited Pro Forma Combined Financial Statements

“(3) Represents an adjustment to reflect the pro forma recapitalization of our equity. The Company is anticipating that the equity awards granted under the Subsidiary Equity Plan will be exchanged for shares of common stock of Pennant as part of the recapitalization of its equity. As of the distribution date, non-controlling shareholders net investment in subsidiaries of Pennant will be eliminated. These shareholders will receive a distribution of shares of Pennant’s new common stock based on a conversion ratio established by a third-party valuation. The pro forma recapitalization of our equity has not been finalized, and we anticipate this will be completed in a subsequent filing.”

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

“Employees of the Company’s subsidiaries participate in The Ensign Group, Inc. equity-based incentive plans (the “Ensign Plans”) and the Cornerstone Subsidiary Equity plan (the “Subsidiary Equity Plan”). Share-based compensation includes the expense attributable to employees of the Company’s subsidiaries participating in the Ensign Plans, as well as the allocated cost related to Ensign subsidiaries’ employees that participate in the Ensign Plans. Share-based compensation related to Ensign subsidiaries’ employees that participate in the Ensign Plans were allocated on the basis of revenue. All share-based compensation related to the Subsidiary Equity Plan was recognized in the Combined Financial Statements and, therefore, no cost allocation was necessary.

The share-based compensation costs associated with the Subsidiary Equity Plan awards is initially measured at fair value at the grant date and is expensed as non-cash compensation over the vesting term. Historically, these awards have been granted once a year and the fair value has been determined by an independent valuation of the subsidiary shares. The valuation incorporated a discounted cash flow analysis combined with a market-based approach to determine the fair value of the subsidiary equity.”

Note 12. Options and Awards

“The grant date fair value of the awards is recognized as compensation expense over the relevant vesting periods, with a corresponding adjustment to non-controlling interest. The grant value was determined based on independent valuation of the subsidiary shares close to the grant date. The valuation incorporated a discounted cash flow analysis combined with a market-based approach to determine the fair value of the subsidiary equity. Share-based compensation expense related to stock options granted under the Subsidiary Equity Plan was $43, $28 and $8 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company granted 3.3 million shares of restricted awards during the year ended December 31, 2016. The fair value of these restricted awards was based on an independent valuation of the subsidiary shares close the grant date. The Company did not grant any additional restricted awards subsequent to the year ended December 31, 2016. Share-based compensation expense related to restricted awards granted under the Subsidiary Equity Plan was $1,335, $1,335 and $1,316 for the years ended December 31, 2018, 2017 and 2016, respectively.”

3.

We note that you disclosed the amount of general and administrative costs allocated on page 113 of your previous filing. Please expand the disclosure on pages 114 and F-8 to include the amounts allocated for the periods presented or tell us the basis for your belief that such disclosure is not meaningful.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the allocated portion of general and administrative costs (which includes the allocated share-based compensation expense) is the general and administrative expense recognized on the Combined Statement of Income. These expenses (with the exception of the share-based compensation expense) were allocated on the basis on the drivers most closely aligned to the cost, including, on the basis of revenue, location, employee count, or other measures. The share based compensation for the subsidiary plan was based on specific identification of the plan. The allocated share-based compensation expense is disclosed separately on page F-27 in Note 12, Options and Awards.

The Company has revised the disclosures on pages 117 and F-8 of the Registration Statement to read as follows:

“The Combined Financial Statements include allocations of costs for certain shared services provided to us by Ensign’s subsidiaries, including services provided at the Service Center. Such allocations include, but are not limited to, executive management, accounting, human resources, information technology, legal, payroll, insurance, tax, treasury, and other general and administrative items. These costs were allocated, based on the drivers most closely aligned to the cost including, on a basis of revenue, location, employee count, or other measures. These cost allocations are reflected within general and administrative expense in the combined statements of income, including the share-based compensation expenses disclosed in Note 12, Options and Awards. The amount of general and administrative costs allocated for the years ended December 31, 2018, 2017 and 2016, inclusive of share-based compensation expense, were $20.1 million, $15.4 million and $13.3 million, respectively. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the services provided to us during the periods presented.”

“Cost Allocation—The Combined Financial Statements include allocations of costs for certain shared services provided to the Company by Ensign’s subsidiaries. Such allocations include, but are not limited to, executive management, accounting, human resources, information technology, legal, payroll, insurance, tax, treasury, and other general and administrative items. These costs were allocated to the Company on a basis of revenue, location, employee count, or other measures. These cost allocations are reflected within general and administrative expense in the combined statements of income, including for share-based compensation expenses disclosed in Note 12, Options and Awards. The amount of general and administrative costs allocated for the years ended December 31, 2018, 2017 and 2016, inclusive of share-based compensation expense, were $20,067, $15,372 and $13,333, respectively. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the services provided to us during the years presented.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Daniel H Walker
Daniel H Walker

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Suzanne Snapper

The Ensign Group, Inc.